                                                                     Exhibit 2
                                                                     Pages 11-13

Affiliated-Party Management Agreements

     HPI. Pursuant to the Restructuring, the Company transferred all of its real estate interests (except certain of its joint venture interests) to HPI and entered into the HPI Management Agreement to manage HPI's 42 owned and leased hotels (including one hotel currently under development) for a term of 25 years. The Company has the right to renew the HPI Management Agreement for each hotel for three successive ten-year periods. However, for 35 hotels subject to the HPI Management Agreement which are not owned by HPI, the Company's right to manage such hotels is subject to the terms of the underlying leases, a substantial number of which have remaining terms of less than 25 years. The hotels managed pursuant to the HPI Management Agreement represented approximately 38% of all of the hotels managed by the Company as of June 30, 1996. The HPI Management Agreement generated management and marketing fees of $20.7 million in fiscal 1996 and $18.2 million in fiscal 1995, which represented 16.1% and 15.6%, respectively, of the Company's revenue in such periods.

     CTF. A subsidiary of the Company has entered into the CTF Management Agreement which expires in 2015 to manage 23 luxury CTF properties. Dr. Henry Cheng Kar-Shun, the Company's Chairman ("Dr. Cheng") and members of Dr. Cheng's family (collectively with Dr. Cheng, the "Cheng Family") control CTF. Pursuant to the CTF Management Agreement, the Company assumed the responsibility for the hotel management obligations of the CTF hotel management subsidiary arising under its separate hotel management agreements, some of which have shorter terms than the CTF Management Agreement, with other CTF subsidiaries and unaffiliated parties owning or holding long-term leasehold interest in the hotels. Accordingly, the Company's management rights to the CTF properties are subject to the continuing financial viability of such CTF subsidiaries and, to the satisfactory performance of the terms of the underlying management agreements, and, in the case of six hotels, to the timely payment by CTF subsidiaries of underlying lease obligations to unaffiliated parties. The CTF Management Agreement generated management and marketing fees of $35.9 million in fiscal 1996 and $33.2 million in fiscal 1995, which represented 28.0% and 28.4%, respectively, of the Company's revenues in such periods. Upon the expiration of the CTF Management Agreement in 2015, and pursuant to the Strategic Alliance Agreement (as defined in "Item 13--Interest Of Management In Certain Transactions"), the Company will have a right of first refusal with respect to the management of the CTF properties then owned or leased by CTF.

Exclusive License Agreements

HFS Exclusive License Agreement

     The Company has licensed the Ramada service mark and related marks, Ramada brands, logos and franchise system for hotel lodging products pursuant to the HFS Exclusive License Agreement (the "HFS Agreement") between Franchise Systems Holdings, Inc., an indirect wholly-owned subsidiary of the Company, and Ramada Franchise Systems, Inc. ("RFS"), a wholly-owned subsidiary of HFS. The HFS Agreement allows RFS to license the Ramada marks to hotel owners in the United States. As of June 30, 1996, there were approximately 831 Ramada hotels franchised by HFS (including three Ramada hotels managed by the Company). Fee income from the HFS Agreement and additional agreements between the Company and RFS described below totaled $20.7 million in fiscal 1996 and $17.9 million in fiscal 1995, which represented 16.1% and 15.3%, respectively, of the Company's revenues in such periods.

     The HFS Agreement has an initial term of 35 years, commencing on December 20, 1989 and terminating on March 31, 2024. At the end of the initial term, RFS must either (i) extend the HFS Agreement for a period of five years (April 1, 2024 to March 31, 2029) or (ii) purchase the U.S. Ramada marks for an amount equal to the greater of (a)

$56,000,000 or (b) the fair market value of the Ramada marks at such date (as agreed by the parties to the HFS Agreement or as determined by an independent appraiser).

     The HFS Agreement requires that RFS pay to the Company a fee consisting of
(i) a license fee ranging from $15 million for each year beginning April 1, 1991 and increasing in several steps to $20 million for each year beginning on or after April 1, 1998, plus (ii) the excess, if any, of 1% of the aggregate annual gross room sales of Ramada franchises over an amount provided under schedules for each year and (iii) the amount of license fees actually payable pursuant to contracts and agreements relating to facilities the gross revenue of which are excluded from the calculation of gross room sales. Fees are payable quarterly, in advance. HFS has guaranteed certain of RFS's obligations under the HFS Agreement. The HFS Agreement is included as an exhibit to this Annual Report. This summary does not purport to be a complete description and is qualified in its entirety by reference to such exhibit.

     RFS and the Company have entered into additional license agreements with substantially the same terms and conditions as the HFS Agreement with respect to the use of the Ramada Limited and Ramada Vacation Suites service marks and related marks and logos. Ramada Limited hotels are limited- service hotels.
The additional license agreement for Ramada Limited hotels requires RFS to pay a license fee to the Company of an amount equal to an aggregate of (i) 1.5% of the gross room sales of each Ramada Limited hotel, plus (ii) 50% of the license fees received from each Ramada Limited hotel in excess of 4% of the gross room sales of the Ramada Limited hotel for such payment year. Ramada Vacation Suites are interval ownership units, or timeshare properties. The Ramada Vacation Suites license agreement requires RFS to pay a license fee to the Company of an amount equal to 50% of the gross revenue collected by RFS with respect to the sale, marketing and licensing of timeshares.

RFCI Exclusive License Agreement

     The Company has exclusively licensed the use of the Ramada service mark and related marks, brands, logos and franchise system for hotel lodging products in Canada pursuant to the RFCI Exclusive License Agreement (the "RFCI Agreement"). The RFCI Agreement allows RFCI to franchise the Ramada marks to hotel facility owners in Canada subject to the Company's quality standards. As of June 30, 1996, RFCI had franchised 38 Ramada hotels in Canada. Fees from the RFCI Agreement totaled $0.5 million in fiscal 1996 and $0.7 million in fiscal 1995, which represented 0.4% and 0.6%, respectively, of the Company's revenues in such periods.

Item 2.  DESCRIPTION OF PROPERTY.

     The principal executive offices of the Company are located in Hong Kong and are occupied pursuant to a lease with New World Development expiring in 1997.
In addition, the Company leases corporate office space for its other regional divisions in Cleveland and Frankfurt pursuant to leases expiring in 2007 and 2005, respectively. In the United States, the Company leases office space for regional operations in Phoenix and Miami. The Company leases space for its international sales offices in New York, Chicago, Los Angeles, Washington, D.C., Melbourne, Tokyo, London and Paris. Many of these offices are located in hotels managed by the Company. Management believes that these facilities are sufficient to meet its present needs.

Item 3.  LEGAL PROCEEDINGS.

     In the ordinary course of its business, the Company is a party to litigation regarding the operation of managed or franchised hotels, including general tort lawsuits. The Company generally is indemnified by hotel owners for lawsuits and damages against it in its capacity as hotel manager or franchiser. The Company is currently not the subject of any legal actions which, if determined adversely to the Company, would individually or in the aggregate have a material effect on the Company's financial position and results of operations, nor, to management's knowledge, is any such litigation threatened. See Note 18 to the Company's audited consolidated financial statements included elsewhere herein.

     In 1989, Simulnet East Associates, a New York limited partnership, brought an action against a subsidiary of the Company for breach of contract in connection with the provision of satellite television services to the Company's hotels. In April, 1995 a jury returned a verdict for breach of contract in the amount of approximately $10.2 million against the Company's subsidiary. The District Court granted Simulnet's motion for interest, which as of June 30, 1995 increased the total judgment to $17.9 million. The Company's subsidiary has appealed the decision to the ninth circuit court of appeals. As of October 1, 1996 there had been no decision on the appeal. As a result of the Restructuring, the Company and its subsidiary have been indemnified against any loss incurred in this case by HPI. The HPI indemnification of approximately $11.9 million as of June 30, 1996 has been recorded by the Company as an amount receivable from shareholder. HFS also has an obligation to indemnify the Company's subsidiary for approximately 34% of the ultimate judgment which, as of June 30, 1996, was approximately $6.0 million. The Company has recorded a liability for the full $17.9 million judgment and the amount that HFS is obligated to pay is included in other current assets.

Item 4.  CONTROL OF REGISTRANT.

     As of June 30, 1996, approximately 54.4% of the Company's outstanding shares of Common Stock were held by the majority shareholder, Diamant Hotel Investments N.V., a Netherlands Antilles limited liability company ("Diamant") that is indirectly wholly-owned by certain New World Group Members. As a result, New World Group Members, acting singly or together, control the Company and have the power to elect all of its Managing Directors and to approve any action requiring shareholder approval.






     The Company's only outstanding equity securities are the shares of Common Stock. The following table sets forth certain information regarding beneficial ownership of the Company's shares of Common Stock as of June 30, 1996 by (i) each person who is known by the Company to be the beneficial owner of more than 10% of the Company's shares of Common Stock and (ii) all Managing Directors and executive officers of the Company, as a group.


  10% Shareholders and Managing      Shares of Common    Percent of Common
 Directors and Executive Officers     Stock Owned(1)        Stock Owned
 ----------------------------------------------------------------------

New World Development (2)                 16,368,000                  54.4%
Cheng Family (3)                          18,053,846                  60.0
All Managing Directors and
  executive officers, as a group          18,402,432                  61.1

(1) Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all the shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in this table and these notes.
     The table does not include 800,000 shares issuable pursuant to stock options granted to Managing Directors of the Company as of June 30, 1996, which have not vested.

(2) All shares included as beneficially owned by New World Development are held by Diamant. New World Development indirectly owns approximately 64% of Diamant.

(3) The Shares included as beneficially owned by the Cheng Family include the shares of Common Stock beneficially held by New World Development. Chow Tai Fook Enterprises Limited ("CTFEL"), a closely-held Hong Kong corporation controlled by the Cheng Family, owns approximately 38% of New World Development. Dr. Cheng, the Company's Chairman, is the Managing Director of New World Development.

Item 5.  NATURE OF TRADING MARKET.

     Renaissance Hotel Group N.V. common shares are listed for trading only on the New York Stock Exchange under the trading symbol RHG. As of June 30, 1996, the Company had approximately 14 shareholders of record in the United States. Approximately 35.1% of the Company's outstanding shares of Common Stock are held in the United States. The high and low sales prices of the Company's shares since September 27, 1995, the date of its initial public offering, are listed below:


           1996                                 High                       Low

1st Quarter  *                                   18                         17
2nd Quarter                                     25 1/2                    17 1/8
3rd Quarter                                     25 7/8                    19 3/4
4th Quarter                                     22 5/8                      19

* Represents the activity from the date of the Company's initial public offering (September 27, 1995) through the end of the first quarter of fiscal 1996 (September 30, 1995.)



Item 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     The Company is a limited liability company incorporated under the laws of the Kingdom of The Netherlands ("The Netherlands"), and a majority of its Managing Directors and executive officers reside outside the United States. There are no governmental laws, decrees or regulations in The Netherlands that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the registrants securities. There are no limitations under Netherlands law or the Articles of Incorporation of the Company on the right of nonresident or foreign persons to hold shares of Common Stock. Each shareholder of record is entitled to one vote for each Common Stock held, without cumulative voting, on every matter submitted to a vote of shareholders of the Company.

                                                                     Pages 27-29

Item 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

     Responsibility for the management of the Company lies with the Board of Managing Directors. The general meeting of shareholders of the Company appoints the Managing Directors for one-year terms and grants each the title of Director or Executive Director. The Board of Managing Directors, as a group, and each Executive Director, individually, is authorized to represent and bind the Company. Managing Directors serve until the expiration of their respective terms or their resignation, death, removal or suspension, with or without cause, by the shareholders of the Company.

     The following table sets forth certain information regarding the members of the Company's Board of Managing Directors and its executive officers. Some of these persons are, or may serve as directors or executive officers of, New World Group Members.


                                                                      Current
                                                                     Position
                                              Position with            Held
Name                               Age        the Company             Since
--------------------------------------------------------------------------------

Henry Cheng Kar-Shun(1)             49        Chairman and             1995
                                              Director
William W.H. Doo(1)                 51        Vice Chairman            1995
                                              and Director
James K.C. Choi                     48        Vice Chairman            1996
                                              and Executive
                                              Director
Michael Williams                    56        Executive                1996
                                              Director,
                                              President and
                                              Chief Executive Officer
Robert W. Olesen                    39        Executive                1995
                                              Director,
                                              Executive Vice
                                              President and Chief
                                              Financial Officer
Erwin J. Rieck                      53        Executive                1995
                                              Director,
                                              Managing
                                              Director--
                                              Europe
Thomas G. Stauffer                  64        Executive                1995
                                              Director,
                                              President--
                                              Americas
Andrew Wong Kwok Kin                50        Executive                1995
                                              Director,
                                              Executive
                                              Director--
                                              New World Hotels
J. Carter Beese, Jr.                40        Director                 1996

W. Grant Gregory                    55        Director                 1996

Thomas Hsieh                        64        Director                 1996

(1)  Dr. Cheng and Mr. Doo are brothers-in-law.

Item 11.  COMPENSATION OF DIRECTORS AND OFFICERS.


     Any Managing Director who is a New World Group Member or who is employed by the Company will not receive compensation for service as a Managing Director. Independent directors each receive an annual retainer of $40,000, and an additional $10,000 is paid to the chairpersons of the Audit Committee and the Compensation Committee. All Managing Directors are entitled to reimbursement of their out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Managing Directors or in the performance of their duties as Managing Directors. No fees are paid to the Managing Directors for their attendance at board meetings.

     Executive officers of the Company receive compensation determined by the Board of Managing Directors. For fiscal 1996, the aggregate compensation accrued by the Company to all members of the Board of Managing Directors and executive officers, as a group, was approximately $2.6 million. The Board of Directors has adopted an incentive bonus plan in which all Executive Directors of the Company participate. Each year, the Compensation Committee determines, based upon the recommendation of the Chief Executive Officer, the level and criteria for bonus awards for the upcoming year. For fiscal 1996, the Company awarded bonuses to its Executive Directors aggregating approximately $0.9 million. The Company does not to disclose to its shareholders or otherwise make available information regarding the compensation of its individual Managing Directors or its executive officers.

Item 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

     In June 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Stock Plan") to attract, retain and motivate officers, key employees, consultants and directors. An aggregate of 2,250,000 shares of Common Stock, subject to adjustment for stock splits, stock dividends and similar events, has been authorized for issuance upon exercise of options under the 1995 Stock Plan. The Compensation Committee of the Board of Managing Directors administers the 1995 Stock Plan and determines to whom options are to be granted and the terms and conditions thereof, including the number of shares and the period of exercisability.

     In September 1995, the Board of Managing Directors approved the following grant of options for shares of Common Stock at an exercise price of $17.00 per share, the initial offering price per share in the Company's initial public offering, to the executive officers and other employees as follows:


             Name                                     Number of Shares
             ---------------------------------------------------------
     James K.C.  Choi                                      200,000
     Robert W. Olesen                                      100,000
     Erwin J. Rieck                                        100,000
     Thomas G. Stauffer                                    100,000
     Andrew Wong Kwok Kin                                  100,000
     Other  employees (34 individuals)                     256,500
                                                           -------
                                                           856,500

     In addition to the grant of options described above, the Compensation Committee approved the grant of options for 200,000 shares of Common Stock to Michael Williams, on May 22, 1996, upon his appointment as the Company's Chief Executive Officer and President. These options have an exercise price of $22.50 per share, which was the fair market price as of the grant date.

     The disinterested members of the Compensation Committee approved the following grant of options for shares of Common Stock on July 10, 1996, at an exercise price of $21.00 per share, the fair market price at the date of grant:


             Name                                     Number of Shares
             ---------------------------------------------------------
     Henry Cheng Kar-Shun                                  300,000
     William W.H. Doo                                       50,000
     Thomas Hsieh                                           50,000
     J. Carter Beese, Jr.                                   50,000
     W. Grant Gregory                                       50,000
                                                           -------
                                                           500,000

     On September 24, 1996, the Compensation Committee approved the following grant of options for shares of Common Stock at an exercise price of $20.50 per share, the fair market price at the date of grant:


             Name                                     Number of Shares
             ---------------------------------------------------------
     Robert W. Olesen                                       25,000


     Erwin J. Rieck                                         25,000
     Andrew Wong Kwok Kin                                   25,000
     Other employees (34 individuals)                      163,000
                                                           -------
                                                           238,000

     The balance of the shares reserved for issuance under the 1995 Stock Plan will be available for future grants of options. All options vest in various proportions over time and expire on the tenth anniversary of their respective grant date.



Item 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     The agreements summarized below have been included as exhibits to this Annual Report. The summaries do not purport to be complete descriptions of these agreements and are qualified in their entirety by reference to such exhibits.

     In connection with the Company's transfer of its hotel real estate leasehold and ownership interests in the Restructuring, the Company and HPI entered into a framework agreement dated June 30, 1995. Pursuant to this agreement, HPI has assumed and agreed to indemnify the Company against the liabilities associated with the transferred real estate interests, including contingent liabilities, taxes and contractual obligations.

     Pursuant to the CTF Management Agreement, the Company manages 23 CTF properties, and in connection with the Restructuring, the Company entered into the HPI Management Agreement for the management of 42 hotels (including one hotel currently under development). See "Item 1. Description of Business-- Management Agreements." Mr. Cheng has provided a personal unsecured guarantee in favor of the Company to the effect that if any accrued fees or payments due under the CTF Management Agreement to the Company are not ultimately paid by CTF, he will pay those sums to the Company on demand.

     New World Development; Chow Tai Fook Enterprises Limited, a New World Group Member controlled by the Cheng Family ("CTFEL"); and the Company are parties to an indemnification agreement (the "Indemnification Agreement") whereby New World Development and CTFEL have severally agreed to indemnify the Company, each in proportion to its ownership interest in NWHH, in respect of all liabilities relating to the hotel leases and other real property transferred by the Company to HPI in the Restructuring. In addition, New World Development and CTFEL have agreed that, notwithstanding any transfer of their respective interests in HPI, there will be no adjustment or reduction of their proportionate indemnity obligations for a period of ten years from June 30, 1995. Pursuant to this agreement, New World Development and CTFEL have agreed to cause HPI and its subsidiaries owning or leasing hotels managed by the Company to remain solvent for a period of ten years. The indemnity agreement remains in full force and effect indefinitely.

     The Company has entered into a Strategic Alliance Agreement with the New World Group Members in respect of their ownership and operation of hotels throughout the world. Pursuant to the Strategic Alliance Agreement, New World Group Members have agreed to give the Company a right of first and last refusal to manage any hotel controlled by them, to use reasonable best efforts to refer to the Company all hotel management opportunities available to them with respect to any hotel not controlled by them and to use their reasonable best efforts to cause such opportunities to be made available to the Company, and to give the Company a right of first negotiation with respect to any hotel interest that they wish to sell or lease. New World Group Members also have agreed not to compete with the Company in, and engage in the business of, the management or operation of hotels, including through rendering management services to hotels, resorts or other lodging facilities, franchising hotel and lodging operations, and acquiring or developing hotel brand names or chains. The Strategic Alliance Agreement became effective on August 29, 1995 and will continue until the later of August 29, 2015 or such time as New World Group Members shall beneficially own less than 20% of the Company's shares of Common Stock. As of June 30, 1996, New World Development has developed 14 hotels in Asia, including nine New World hotels, one Renaissance hotel and two Ramada hotels which are managed by the Company and two hotels which are currently managed by unaffiliated parties. The two hotels managed by unaffiliated parties will not be subject to the Strategic Alliance Agreement. New World Development is constructing four additional New World hotels in Asia. New World Development is one of the largest property developers in Asia where it has local knowledge and contacts and is one of the largest foreign owners of land use rights in China.

     The Company believes that its management contracts and other agreements with New World Group Members are on terms no less favorable to the Company than those that could have been obtained from unaffiliated parties. The existing agreements between the Company and New World Group Members may not be amended without the approval of a majority of the Independent Directors of the Company. In addition, the Board of Managing Directors has adopted a conflicts of interest policy requiring that any transaction or agreement with a related party involving aggregate consideration of more than $1.0 million, any amendment or waiver of the agreements entered into with New World Group Members in connection with the Restructuring, any compensation for services rendered by a New World Group Member, and any loans, guarantees or indemnities granted to New World Group Members be approved by a majority of the Independent Directors. The conflicts of interest policy may not be altered without the consent of a majority of the Independent Directors, and may not be repealed, so long as New World Group Members own less than 95% of the Company's outstanding voting securities or any Notes remain outstanding. An "Independent Director" means a person who (i) is not a New World Group Member or any person controlled by, in control of or under common control with a New World Group Member and (ii) does not have an employment or consulting relationship with any New World Group Member or the Company (except as a Managing Director).